EXHIBIT 23.0

Consent of Independent Registered Public Accounting Firm

Malvern Bancorp, Inc.

Paoli, Pennsylvania

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-184445 and 333-207214) and Form S-3 (No. 333-215220 and 333-219999) of Malvern Bancorp, Inc. of our reports dated December 13, 2016 except for the effect of the restatement discussed in Note 3 and the material weakness, which are dated as of December 15, 2017, relating to the consolidated financial statements and the effectiveness of Malvern Bancorp, Inc.’s internal control over financial reporting, which appear in this Form 10-K/A. Our report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of September 30, 2016.

/s/ BDO USA, LLP

Philadelphia, Pennsylvania

December 15, 2017